Filed by BlackRock MuniAssets Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BlackRock Long-Term Municipal Advantage Trust

Investment Company Act File No.: 811-21835

Date: August 11, 2025

Dear [Name],

The BlackRock closed-end funds listed below will be holding joint special meetings of shareholders (each, a “Joint Special Meeting”) in order to consider and vote on certain reorganizations or mergers (collectively, the “Reorganizations” and each, a “Reorganization”) among the below funds (the “Funds”), as announced on June 9, 2025 (6-9-2025-muni-cef-reorganization-press-release.pdf ) and as detailed below:

•	BlackRock Long-Term Municipal Advantage Trust (BTA) with and into BlackRock MuniAssets Fund, Inc. (MUA)

•	BlackRock California Municipal Income Trust (BFZ) with and into BlackRock MuniHoldings California Quality Fund, Inc. (MUC)

•	BlackRock New York Municipal Income Trust (BNY) and BlackRock MuniHoldings New York Quality Fund, Inc (MHN) with and into BlackRock MuniYield New York Quality Fund, Inc. (MYN)

•

BlackRock MuniYield Fund, Inc. (MYD), BlackRock MuniYield Quality Fund II, Inc. (MQT), BlackRock Investment Quality Municipal Trust, Inc. (BKN), BlackRock Virginia Municipal Bond Trust (BHV) and BlackRock MuniYield Pennsylvania Quality Fund (MPA) with and into BlackRock MuniYield Quality Fund, Inc. (MQY)

•

BlackRock MuniHoldings Quality Fund II, Inc. (MUE), BlackRock Municipal Income Trust (BFK), BlackRock Municipal Income Quality Trust (BYM) and BlackRock Municipal Income Trust II (BLE) with and into BlackRock MuniHoldings Fund, Inc. (MHD)

•	BlackRock MuniVest Fund, Inc. (MVF), BlackRock MuniVest Fund II, Inc. (MVT) and BlackRock MuniYield Michigan Quality Fund, Inc. (MIY) with and into BlackRock MuniYield Quality Fund III, Inc. (MYI)

We request that you take all necessary steps to recall any Fund shares on loan in order to ensure that you are a record date shareholder with respect thereto. The record date for each Joint Special Meeting is expected to be on or about August 18, 2025.

This communication is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds nor is this communication intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of the purchase or sale of securities or of proxies to effect the Reorganizations will only be made by either a definitive Proxy Statement or a definitive Proxy Statement/Prospectus.

This communication references a Proxy Statement and a Proxy Statement/Prospectus to be filed by the Funds. The Proxy Statement and Proxy Statement/Prospectus have yet to be filed with the U.S. Securities and Exchange Commission (“SEC”). After each Proxy Statement and Proxy Statement/Prospectus is filed with the SEC, it may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until a Registration Statement comprising of the Proxy Statement/Prospectus is declared effective by the SEC.

The Funds and their trustees, directors, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganizations. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of each Fund’s trustees, directors, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading each Proxy Statement and Proxy Statement/Prospectus when it is filed with the SEC. INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVE, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVE, RISKS, CHARGES AND EXPENSES OF THE FUNDS. The Proxy Statement and the Proxy Statement/Prospectus will not constitute an offer to buy or sell securities, in any state where such offer or sale is not permitted. Security holders may obtain free copies (when it becomes available) of the Proxy Statement, the Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies (when it becomes available) of the Proxy Statement, the Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to BlackRock at (800) 882-0052.

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For a list of BlackRock’s office addresses worldwide, see https://www.blackrock.com/corporate/about-us/contacts-locations.

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